bioAffinity Technologies, Inc.

3300 Nacogdoches Road, Suite 216

San Antonio, Texas 78217

(210) 698-5334

September 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	bioAffinity Technologies, Inc.
Registration Statement on Form S-1
Filed September 22, 2025
File No. 333-290480

Ladies and Gentlemen:

bioAffinity Technologies, Inc. (the “Company”) hereby respectfully withdraws its request dated September 22, 2025 that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Tuesday, September 23, 2025, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 if there are any questions with respect to this request.

Very truly yours,

BIOAFFINITY TECHNOLOGIES, INC.

By:	/s/ Maria Zannes
Name:	Maria Zannes
Title:	Chief Executive Officer